Exhibit 21.1

SUBSIDIARIES OF BELLRING BRANDS, INC.

Name	Jurisdiction of Incorporation / Formation
Active Nutrition International GmbH	Germany
BellRing Brands, LLC	Delaware
BellRing Intermediate Holdings, Inc.	Delaware
Dymatize Enterprises, LLC	Delaware
Premier Nutrition Canada, Inc.	Ontario, Canada
Premier Nutrition Company, LLC	Delaware
Supreme Protein, LLC	Delaware
TA/DEI-A Acquisition Corp.	Delaware